Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton, OH 44720-8077 330-490-4000 www.diebold.com

November 30, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Jennifer Fugario, Staff Accountant

Matthew Crispino, Staff Attorney

Re:	Diebold, Incorporated

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 1, 2011

File Number 001-04879

Ladies and Gentlemen:

Diebold, Incorporated, an Ohio corporation (the “Company” or “we” or “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 17, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed February 22, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”), filed November 1, 2011.

Below is the Company’s response to the comment in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 10-Q:

Part II – Other Information

Item 1: Legal Proceedings

Election Business Related Actions, page 35

1.	We note your disclosure regarding the settlement agreement reached with Butler County in September 2011. We also note similar settlements were previously reached in connection with the Ohio Secretary of State and other Ohio counties. Please tell us more about the terms associated with the free or discounted products and services to be provided by your former subsidiaries and third parties under these agreements, including the impact to the company and the financial statements in light of the indemnification agreement discussed in the disclosures. Additionally, please quantify, in the aggregate, the amount associated with the free or discounted products and services to be provided to Butler County, in addition to the Ohio Secretary of State and other Ohio counties.

Response: At the time of the Company’s sale of the U.S. elections systems business in the third quarter of 2009, the purchaser assumed various liabilities relating to the outstanding Ohio elections systems actions (“Actions”), subject to certain limitations. The Company agreed to indemnify its former subsidiaries and their purchaser for losses in excess of these limitations. Under the terms associated with the settlement agreements for these Actions, the Company’s former subsidiaries and/or their purchaser had the obligation to provide free or discounted products and services to settle these Actions. The terms of the settlement agreements that were subject to the Company’s indemnification obligation totaled approximately $1.3 million, which largely consisted of reimbursements for products and shipping costs incurred by the Company’s former subsidiaries and/or their purchaser. This amount was paid by the Company’s insurance policies to the counties and/or the purchaser and did not have a material impact on the Company’s financial statements.

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Securities and Exchange Commission

November 30, 2011

Closing Comments

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490-4473.

Sincerely,

/s/ Thomas W. Swidarski

Thomas W. Swidarski
President and Chief Executive Officer